UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03815U300

(CUSIP Number)

James A. Hayward

50 Health Sciences Drive

Stony Brook, New York 11790

613-240-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable (see explanatory note)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815U300

1.	Names of Reporting Persons James A. Hayward

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 506,481 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 506,481

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 506,481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.45%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Reflects (i) 134,186 shares of Common Stock, (ii) 372,295 shares of Common Stock underlying exercisable options and warrants that may be exercised within 60 days of the date hereof.

(2) The percentage calculation is based on 7,486,120 shares of common stock outstanding as of February 4, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Applied DNA Sciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Health Sciences Drive, Stony Brook, New York 11790. The Common Stock is listed on The Nasdaq Capital Market under the ticker symbol “APDN.”

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by James A. Hayward, an individual (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 50 Health Sciences Drive, Stony Brook, New York 11790.

(c)	The principal occupation or employment of the Reporting Person is as the Chief Executive Officer and President of the Issuer. The Reporting Person is also the Chairman of the Board of Directors of the Issuer. The principal business address of the Issuer is 50 Health Sciences Drive, Stony Brook, New York 11790.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Equity Compensation Issuances

As a result of the Reporting Person being the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer, pursuant to the employment agreement dated as of July 1, 2016 (the “Employment Agreement”) and the Issuer’s 2005 Incentive Stock Plan, as amended, and the Issuer’s 2020 Equity Incentive Plan, as part of his equity compensation for his service to the Issuer, the Issuer has issued to the Reporting Person options to purchase an aggregate of 372,295 shares of the Issuer’s Common Stock, which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person. Specifically, the Issuer has issued to the Reporting Person the following outstanding options to purchase shares of the Issuer’s Common Stock:

Transaction Date	Number of Securities Underlying Unexercised Options (exercisable)	Number of Securities Underlying Unexercised Options (unexercisable)	Option Expiration Date
11/1/2021	19,924		10/31/2031
11/1/2021	199,243		10/31/2031
1/5/2021	80,000		1/4/2031
10/19/2020	13,035		10/18/2030
6/3/2020	6,965		6/2/2030
10/17/2018	20,835[1]		10/17/2023
8/29/2018	6,250[1]		8/28/2028
7/10/2018	16,668		7/10/2028
12/20/2016	3,750[1]		12/20/2026
12/21/2015	1,250[1]		12/20/2025
12/22/2014	4,375[1]		12/21/2024

[1] Number of shares accounts for 40:1 reverse stock split that took effect November 1, 2019.

Common Stock Purchases

On June 28, 2017, the Reporting Person purchased from the Issuer 3,551[1] shares of Common Stock for $250,000 in a private placement, along with other investors. All purchases by the Reporting Person were made with personal funds.

On August 22, 2019, the Reporting Person purchased from the Issuer 9,259[1] shares of Common Stock in a private placement for $100,000, along with other investors. All purchases by the Reporting Person were made with personal funds.

[1] Number of shares accounts for 40:1 reverse stock split that took effect November 1, 2019.

Secured Convertible Note Purchases

In addition, on August 31, 2018, the Reporting Person purchased from the Issuer an aggregate principal amount of $1 million of secured convertible notes due August 30, 2021, (the “August Notes”) convertible into 400,000 shares of the Issuer’s Common Stock at the conversion price of $2.50 per share, along with other investors and on November 29, 2018, the Reporting Person purchased an additional aggregate principal amount of $500,000 of the secured convertible notes due November 28, 2021 (the “November Notes” and together with the August Notes, the “Notes”) convertible into 200,000 shares of the Issuer’s Common Stock at the conversion price of $2.50 per share, along with other investors. The Notes were purchased by the Reporting Person in a private placement with the Issuer using personal funds.

The Notes bear interest at the rate of 6% per annum, payable semi-annually in cash or in kind, at the Issuer’s option. The Notes are convertible, in whole or in part, at any time, at the option of the Reporting Person. The Issuer has the right to require the Reporting Person to convert all or any part of the Notes into shares of Common Stock if the price of the Common Stock remains at a closing price of $3.50 or more for a period of twenty consecutive trading days. Upon any Change in Control (as defined in the Notes), the holders of the Notes have the right to require the Issuer to redeem the Notes, in whole or in part, at a redemption price equal to such Notes’ outstanding principal balance plus accrued interest. Until the principal and accrued but unpaid interest under the Notes is paid in full, or converted into shares of Common Stock pursuant to their terms, the Issuer’s obligations under the Notes will be secured by a lien on substantially all assets of the Issuer and the assets of APDN (B.V.I.) Inc., the Issuer’s wholly-owned subsidiary, in favor of Delaware Trust Company, a Delaware corporation, as collateral agent for the purchasers, pursuant to those certain security agreements dated as of October 19, 2018, as amended on November 26, 2018, February 29, 2019 and July 19, 2019.

On July 16, 2019, an amendment to the Notes was entered into, whereby the maturity date of the August Notes was amended to become November 28, 2021 and the conversion price of the Notes was amended to $0.54, thereby, the Notes are now convertible into 2,888,937 shares of the Issuer’s Common Stock. After giving effect to the 40:1 reverse stock split that took effect November 1, 2019, this note would be convertible into 72,223 shares. The Notes were converted on September 12, 2019 into 73,395 shares.

In connection with the purchase of the August Notes and the November Notes, the Reporting Person also entered into registration rights agreements, dated as August 31, 2018 and November 29, 2018, respectively, and as amended on July 16, 2019 with the Issuer and the other purchasers of the Notes, pursuant to which the Issuer has agreed to prepare and file a registration statement with the SEC to register under the Securities Act of 1933, as amended, resales from time to time of the Common Stock issued or issuable upon conversion or redemption of the Notes. The Issuer is required to file a registration statement within 60 days of receiving a demand registration request from holders of at least 70% of the outstanding principal balance of the Notes, and to cause the registration statement to be declared effective within 45 days (or 90 days if the registration statement is reviewed by the SEC).

Other issuances

Prior to 2014, the Reporting Person acquired 47,981 shares of Common Stock through various transactions, including but not limited to private placements from the Issuer using personal funds and the conversion of multiple issuances of promissory notes and convertible notes (acquired from the Issuer in private placements) into shares of Common Stock. Such promissory notes and convertible notes were acquired by the Reporting Person using personal funds

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities for investment and through his compensatory arrangements with the Issuer.

The Reporting Person is currently the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer as a Director, the President and Chief Executive Officer of the Issuer.

Additionally, in his capacity as a shareholder of the Issuer, the Reporting Person reviews his investment in the Issuer on a continuous basis. The Reporting Person expects to continue to evaluate on an ongoing basis his investment in the Issuer, and may from time to time in the future, subject to applicable legal or other restrictions and constraints, acquire (including through his compensatory arrangements with the Issuer) or dispose of shares of Common Stock or derivative securities to the extent deemed advisable in light of market conditions and other factors. The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition, operations, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, and other factors. Among other things, the Reporting Person may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Alternatively, the Reporting Person may determine to dispose of some or all of his shares of Common Stock. Any such transactions may be effected at any time or from time to time, subject to federal and state securities laws. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise. The Reporting Person reserves the right to change his plans and intentions at any time and from time as he deems appropriate as he has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Person referenced in Item 2 above with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person was calculated based on 7, shares of Common Stock outstanding as of August 23, 2019.

(b)	The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference. The Reporting Person has no present plan or arrangement to act in concert with respect to the acquisition, holding, voting or disposition of shares of Common Stock, or in other matters.

(c)	No transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d)	As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

To the best knowledge of the Reporting Person, except as set forth herein in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

1	Employment Agreement dated July 1, 2016, between James A. Hayward and Applied DNA Sciences, Inc., incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on August 2, 2016.
2.	Applied DNA Sciences, Inc. 2005 Incentive Stock Plan and form of employee stock option agreement thereunder, as amended and restated as of January 21, 2015, incorporated by reference to the designated exhibit of the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on December 14, 2015.
3.	Form of employee stock option agreement under the Applied DNA Sciences, Inc. 2005 Incentive Stock Plan, as incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the SEC May 15, 2012.
4.	Form of employee stock option agreement under the Applied DNA Sciences, Inc. 2005 Incentive Stock Plan, as amended, as incorporated by reference to the designated exhibit of the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014, as filed with the SEC on December 14, 2015.
5.	Applied DNA Sciences, Inc. 2020 Equity Incentive Plan, as incorporated by reference to the designated exhibit of the Issuer’s DEF 14A filed with the SEC August 3, 2020.
6.	Applied DNA Sciences, Inc. 2020 Equity Incentive Plan Stock Option Grant Notice and Award Agreement, as incorporated by reference to the designated exhibit of the Issuer’s Form S-8 f filed with the SEC on October 7, 2020.
7.	Securities Purchase Agreement dated November 29, 2018 by and among Applied DNA Sciences, Inc. and the investors named on the signature page thereto, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2018.
8.	Form of Note, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K originally filed with the SEC on September 4, 2018 and amended on December 10, 2018.
9.	Form of Convertible Note incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2018.
10.	Collateral Agency Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019.
11.	Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019.
12.	First Amendment to Security Agreement dated November 26, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019.
13.	Guaranty and Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019.
14.	Intellectual Property Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019.
15.	Intellectual Property Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019.
16.	Omnibus Amendment Agreement, dated February 26, 2019, among the Company, APDN (B.V.I.), Inc., and Delaware Trust Company as collateral agent for the benefit of the buyers listed on Schedule I thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019.

17.	First Amendment to Intellectual Property Security Agreement, dated February 26, 2019, between the Company and Delaware Trust Company as collateral agent for the benefit of the investors listed thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019.
18.	First Amendment to Intellectual Property Security Agreement, dated February 26, 2019, between APDN (B.V.I.) Inc. and Delaware Trust Company as collateral agent for the benefit of the investors listed thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019.
19.	Amendment to Secured Convertible Notes, dated July 16, 2019 by and among the Company and the investors named on the signature page thereof, incorporated by reference to the designated exhibit of the Company’s Current Report on Form 8-K, dated July 16, 2019, filed with the SEC on July 17, 2019.
20.	Amendment to Secured Convertible Notes, dated July 16, 2019 by and among the Company and the investors named on the signature page thereof, incorporated by reference to the designated exhibit of the Company’s Current Report on Form 8-K, dated July 16, 2019, filed with the SEC on July 17, 2019.
21.	Omnibus Amendment Agreement, dated July 16, 2019 by and among the Company and the parties named on the signature page thereof, incorporated by reference to the designated exhibit of the Company’s Current Report on Form 8-K, dated July 16, 2019, filed with the SEC on July 17, 2019.
22.	Second Omnibus Amendment Agreement, dated July 19, 2019 by and among the Company, APDN (B.V.I.) Inc., and Delaware Trust Company, as collateral agent for the benefit of the buyers listed on Schedule I thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 13, 2019.
23.	Second Amendment to Intellectual Property Security Agreement, dated July 19, 2019 by the Company in favor of Delaware Trust Company as collateral agent for the secured parties defined therein, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 13, 2019.
24.	Second Amendment to Intellectual Property Security Agreement, dated July 19, 2019 by APDN (B.V.I.) Inc. in favor of Delaware Trust Company as collateral agent for the secured parties defined therein, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 13, 2019.
25.	Registration Rights Agreement, dated August 31, 2018, by and among Applied DNA Sciences, Inc. and the investors named on the signature page thereto, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K originally filed with the SEC on September 4, 2018 and amended on December 10, 2018.
26.	Registration Rights Agreement, dated November 29, 2018 by and among Applied DNA Sciences, Inc. and the investors named on the signature page thereto, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2018.
27.	Registration Rights Agreement, dated July 16, 2019 by and among Applied DNA Sciences, Inc. and the investor named on the signature page thereof, incorporate y reference to the exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC July 17, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date

/s/ James A. Hayward
Signature

James A. Hayward, President & Chief Executive Officer
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).